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                                                                  EXHIBIT 2.1

                                STATE OF DELAWARE
                           CERTIFICATE OF AMENDMENT OF
                AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
                                OF LOUDEYE CORP.

The undersigned, Michael A. Brochu, certifies that:

1. He is the President and Chief Executive Officer of Loudeye Corp., a Delaware corporation.

2. The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on March 26, 1998.

3. Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment of Amended and Restated Certificate of Incorporation amends ARTICLE IV(A) of this corporation's Certificate of Incorporation to read in its entirety as follows:

    "The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is Two Hundred Fifty Five Million (255,000,000) shares, each with a par value of $0.001 per share. Two Hundred Fifty Million (250,000,000) shares shall be Common Stock and Five Million (5,000,000) shares shall be Preferred Stock."

4. The foregoing Certificate of Amendment has been duly approved by this corporation's Board of Directors and stockholders in accordance with the applicable provisions of Section 228 and 242 of the General Corporation Law of the State of Delaware.

    Executed at Seattle, Washington on May 23, 2005.




                              /s/Michael A. Brochu
                              --------------------------------------------------
                              Michael A. Brochu
                              President and Chief Executive Officer